August 13, 2012	TSX: GPR
For Immediate Release	NYSE MKT: GPL

GREAT PANTHER SILVER REPORTS
SECOND QUARTER 2012 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther” or the “Company") today reported financial results for the Company’s three and six months ended June 30, 2012. The full version of the Company’s financial statements and management’s discussion and analysis can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“While we are pleased with our revenue growth, gross profit was significantly impacted by lower silver prices and an increase in depreciation charges due to the substantial investments made in our mines, plant and equipment over the last year”, stated Robert Archer, CEO. “Looking ahead, there are a number of positive operational developments that we anticipate will contribute to Great Panther’s growth in production in the second half of 2012.”

SECOND QUARTER 2012 AND FIRST-HALF 2012 FINANCIAL SUMMARY

(in 000s except ounces, amounts per share and per ounce)	Q2 2012	Q2 2011	Change	6 Months Ended Jun 30, 2012	6 Months Ended Jun 30, 2011	Change
Revenue	$14,439	$8,560	69%	$28,064	$24,020	17%
Gross profit (Earnings from mining operations)	$3,771	$3,951	-5%	$10,096	$12,564	-20%
Net income	$354	$2,501	-86%	$5,037	$9,510	-47%
Adjusted EBITDA[1]	$3,691	$2,833	30%	$8,132	$10,707	-24%
Earnings per share – basic	$0.00	$0.02	-100%	$0.04	$0.08	-50%
Earnings per share – diluted	$0.00	$0.02	-100%	$0.04	$0.07	-43%
Silver ounces produced	374,723	386,210	-3%	734,249	796,850	-8%
Silver equivalent ounces produced[2]	555,721	562,944	-1%	1,113,388	1,170,169	-5%
Silver payable ounces	395,405	193,914	104%	712,046	542,353	31%
Total cash cost per silver ounce[3]	$11.42	$12.85	-11%	$10.37	$11.23	-8%
Average revenue per silver ounce sold (USD)[4]	$28.06	$36.21	-23%	$29.01	$37.02	-22%

________________________________
1.	“Adjusted EBITDA” is a non-IFRS measure. Refer to the “Non-IFRS Measures” section of the Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements.
2.	Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.
3.	“Cash cost per silver ounce” is a non-IFRS measure. Refer to the “Non-IFRS Measures” section of the Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements.
4.	Average realized silver price is prior to treatment, refining and smelting charges.

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During the second quarter, the Company experienced a reduction in cash from $40.3 million at March 31, 2012 to $28.7 million at June 30, 2012. The primary factor for the decrease was the timing of payments on concentrate shipments during the second quarter, resulting in an increase of $8.5 million in accounts receivable. The Company has a credit facility available to finance accounts receivable or receive advances on shipments of concentrates, but elected not to use the facility as the Company had sufficient cash and a strong working capital position throughout the quarter. The Company’s net working capital at June 30, 2012 was $49.9 million compared to $53.5 million at March 31, 2012.

SECOND QUARTER 2012 OPERATIONAL SUMMARY

  Processed ore increased 3% to 52,956 tonnes from the first quarter of 2012 and decreased 7% compared to the second quarter of 2011. The decrease compared to the second quarter of 2011 reflects additional processing of ore from San Ignacio during the prior period to test metallurgy.

  Metal production decreased by 1% to 555,721 silver equivalent ounces (“Ag eq oz”) compared to the second quarter of 2011. The decrease was due to drought conditions at Topia which resulted in curtailed production and stockpiling of ore due to water shortages. The drought at Topia ended in June with the commencement of the rainy season, and the Topia plant has since increased throughput to approximately 220 tonnes per day. Stockpiled ore will be processed in the second half of 2012.

  Gold production increased 22% to 2,354 ounces from the second quarter of 2011.

  Topia silver production reached a record 148,439 ounces, despite lower throughput.

  Cash cost per silver ounce decreased by 11% to US$11.42 compared to the second quarter of 2011.

  Guanajuato achieved record metallurgical recoveries of 91.1% and 92.3% for silver and gold respectively.

BUSINESS DEVELOPMENTS HIGHLIGHTS

  On May 9, 2012, the Company announced the completion of two Mineral Resource estimates for its Guanajuato Mine Complex and its San Ignacio Project in Guanajuato, Mexico (refer to May 9, 2012 news release and the corresponding technical reports filed on SEDAR dated June 25, 2012 and June 26, 2012, respectively). As San Ignacio is a satellite of the Guanajuato Mine Complex (20 kilometres by road), and any mineralization extracted from there will be processed at the Cata Plant, the Mineral Resource is considered part of the overall Guanajuato Operations. The new Measured and Indicated Mineral Resource at the Guanajuato Mine contains 5,649,000 ounces of silver equivalent. Inferred Mineral Resources are estimated at 2,503,000 Ag eq oz at the Guanajuato Mine and 6,894,000 Ag eq oz at San Ignacio. Inferred resources for the Guanajuato Mine Complex and the San Ignacio Project were reported separately as different parameters were used in their estimation.

  The new resource base not only replaces production from the Guanajuato Mine during the past year and a half, but the addition of San Ignacio almost doubles the overall resource base for Great Panther’s Guanajuato operations. The new estimate for San Ignacio increases the tonnage by 35%, the silver content by 29%, gold content by 51% and Ag eq oz by 53% over the previous estimate.

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  On July 18, 2012, the Company announced a number of changes to its senior management structure. The changes included the separation of the President and CEO role, under which Mr. Robert Archer retained the role of CEO and Mr. Martin Carsky was appointed President of the Company. Mr. Carsky served as the Company’s Executive Vice President and CFO since May of 2011. Jim Zadra, CA was appointed Chief Financial Officer of Great Panther after serving as Vice President, Finance since September 2011. Mr. Graham Parsons was promoted to the newly created role of Vice President, Operations based in Guanajuato, Mexico. Mr. Charles Brown was appointed to a newly created role as Senior Vice President, Corporate Development and his former position of Chief Operating Officer was eliminated.

OUTLOOK

The Company is maintaining its guidance for metal production in the range of 2.50 to 2.75 million Ag eq oz for fiscal 2012 as compared to metal production of 2.2 million Ag eq oz for fiscal 2011.

2012 Production and Cash Cost per Silver Ounce Guidance
	2011 Actual	2012 Guidance	2012 Guidance
		Low Case	High Case
Tonnes milled	216,181	230,000	250,000
Silver ounces	1,495,372	1,720,000	1,900,000
Gold ounces	8,016	10,000	11,000
Lead tonnes	941	1,130	1,270
Zinc tonnes	1,314	1,500	1,630
Silver equivalent ounces	2,200,013	2,500,000	2,750,000
Cash costs per silver ounce (USD) $	10.84	$10.50	$9.50

While first half 2012 metal production of 1,113,388 Ag eq oz shows no increase over first half 2011 of 1,170,169 Ag eq oz, several operating initiatives and developments have already demonstrated improvements for increased production in the second half of this year.

At Guanajuato, the mine is now operating on a 7-day-week schedule (formerly on a 6-day-week) to allow for increased equipment utilization and production. The Guanajuato processing plant, which is already achieving record metallurgical recoveries, will be further improved by a new double-deck crushing screen that became operational in June, and a new tertiary crusher scheduled to be operational later in the third quarter of 2012.

Production from Cata, the highest grade area of the mine, is expected to increase. In addition, a sill pillar will be recovered on the 470 metre level using a newly acquired longhole drilling rig and remote ore loading. Production and development from the gold-rich Santa Margarita vein is continuing.

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Development at Valenciana continues on two fronts: haulage access connecting the Cata ore hoisting shaft and the newly discovered, deeper extensions of the Guanajuatito North zone at the 390 metre level is underway; and up-ramp access from the 320 metre level to the 285 metre level of the 18th and 19th century workings of Valenciana is ongoing. Access to some of the old Valenciana workings has been established and diamond drilling has commenced.

Underground diamond drilling at Guanajuato is ongoing on 50 metre exploration centres at Guanajuatito and Valenciana, while more production-detailed 25 metre centre drilling is ongoing at Santa Margarita, Los Pozos, and Cata. A total of 6,222 metres was completed in the second quarter of 2012.

Drilling at Guanajuatito is expanding a new discovery approximately 100 metres to the northwest from current workings between the 160 and 200 metre levels. This new zone is open both up and down dip and to the northwest. Drilling at Santa Margarita continues to improve ore definition of the multiple gold-rich veins and stockworks, hence guiding mine development.

At Topia, the rainy season is well underway and processing capacity increased from 160 to 220 tonnes per day in June. Mined ore has been stockpiled and mining rates are increasing with additional mobile equipment acquired. Crushing circuit bottlenecks are being eliminated with the installation of a new screen and crusher scheduled in the current quarter.

CONFERENCE CALL TO DISCUSS SECOND QUARTER 2012 FINANCIAL RESULTS

The Company will hold a conference call to discuss the financial results on August 14, 2012, at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time. Hosting the call will be Mr. Robert Archer, Chief Executive Officer and Mr. Martin Carsky, President.

Interested shareholders, analysts, investors and media are invited to join the live conference call by dialing in just prior to the start time.

Dial in number (Toll Free): 1-877-407-9205
Dial in number (International): +1-201-689-8054
No passcode is required

A replay of the teleconference call will be available until August 28, 2012 by dialing the numbers below. In addition, the call will be archived on the Company's website.

Replay number (Toll Free): 1-877-660-6853
Replay number (International): +1-201-612-7415
Replay Passcodes (both are required for playback):
Account #: 286
Conference ID #: 398131

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial results discussed in this press release have been prepared in accordance with IFRS standards applicable to the preparation of financial information as required for all publicly traded companies in Canada. Readers should note that some comparative figures in this press release and the Company's financial statements and Management’s Discussion and Analysis ("MD&A") have been restated to reflect IFRS. Please refer to the Company's Consolidated Financial Statements and MD&A for the year ended December 31, 2011 for a detailed description of the Company's accounting policies under IFRS and for disclosures and reconciliation of the impact of IFRS on previously reported results.

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NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to EBITDA, Adjusted EBITDA and Cash Cost per Silver Ounce which are non-IFRS measures. The Company provides these measures to provide additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and six months ended June 30, 2012 for a definition and reconciliation of these measures to reported IFRS results.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

All shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request. Should you wish to receive Great Panther Silver's Financial Statements or the Annual Report on Form 20-F in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Rhonda Bennetto	Robert A. Archer
Vice President Corporate Communications	Chief Executive Officer
1-888-355-1766	1-888-355-1766

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This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

June 30, 2012 and December 31, 2011 (Unaudited)

	June 30,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$28,675	$39,437
Marketable securities	80	80
Trade and other receivables	17,893	14,076
Income taxes recoverable	255	374
Inventories	5,380	4,591
Prepaid expenses, deposits and advances	3,823	1,732
	56,106	60,290
Non-current assets
Mineral properties, plant and equipment	53,831	41,946
Intangible assets	780	708
	54,611	42,654
	$110,717	$102,944

Liabilities and shareholders’ equity

Current liabilities
Trade and other payables	$6,204	$6,350
Finance lease obligations	13	130
	6,217	6,480
Non-current liabilities
Reclamation and remediation provision	2,189	2,154
Deferred tax liability	3,939	1,824
	6,128	3,978
Shareholders’ equity
Share capital	122,110	121,536
Reserves	6,740	6,465
Deficit	(30,478)	(35,515)
	98,372	92,486
	$110,717	$102,944

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Revenue	$14,439	$8,560	$28,064	$24,020
Cost of sales
Production costs	8,346	4,193	14,181	10,024
Amortization and depletion	2,303	416	3,760	1,432
Share-based payments	19	-	27	-
	10,668	4,609	17,968	11,456

Gross profit	3,771	3,951	10,096	12,564

General and administrative expenses
Administrative expenses	1,917	1,441	4,768	3,231
Amortization and depletion	36	32	69	58
Share-based payments	183	-	313	-
	2,136	1,473	5,150	3,289

Exploration and evaluation expenses	427	241	1,019	373

Income before the undernoted	1,208	2,237	3,927	8,902

Finance and other income (expense)
Interest income	103	107	276	161
Finance costs	(9)	(24)	(19)	(291)
Foreign exchange gain (loss)	(772)	176	2,883	645
Other income (expense)	(58)	148	36	315
	(736)	407	3,176	830

Income before income taxes	472	2,644	7,103	9,732

Income tax expense
Current	-	(143)	-	(222)
Deferred	(118)	-	(2,066)	-
	(118)	(143)	(2,066)	(222)
Net income for the period	$354	$2,501	$5,037	$9,510

Other comprehensive income (loss), net of tax
Foreign currency translation	58	(798)	194	(498)
Change in fair value of available-for-sale financial assets	(24)	(28)	(7)	(106)
	34	(826)	187	(604)
Total comprehensive income for the period	$388	$1,675	$5,224	$8,906

Earnings per share
Basic	$0.00	$0.02	$0.04	$0.08
Diluted	$0.00	$0.02	$0.04	$0.07

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2012 and 2011 (Unaudited)

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Net income for the period	$354	$2,501	$5,037	$9,510

Items not involving cash:
Amortization and depletion expense	2,339	448	3,829	1,490
Unrealized foreign exchange (gains) losses	862	103	(2,334)	95
Deferred income taxes	118	-	2,066	-
Accretion on reclamation and remediation provision	7	13	14	23
Share-based payments	202	-	340	-
Interest accretion on convertible loan notes	-	-	-	239
Gain on disposal of mineral properties, plant and equipment	(7)	-	(22)	-
	3,875	3,065	8,930	11,357

Interest received	111	107	262	161
Interest paid	-	(11)	(3)	(29)
Income taxes paid	(282)	(438)	(534)	(484)

Net cash from operating activities before changes in non-cash working capital	3,704	2,723	8,655	11,005

Changes in non-cash working capital:
Trade and other receivables	(8,563)	2,661	(4,079)	(1,916)
Income taxes recoverable	145	(3)	119	(21)
Inventories	1,244	(3,096)	(611)	(3,871)
Prepaid expenses, deposits and advances	(941)	123	(2,091)	(875)
Trade and other payables	716	(737)	736	(2)
Current tax liability	-	498	-	593
Net cash from (used in) operating activities	(3,695)	2,169	2,729	4,913

Cash flows from investing activities:
Intangible assets	(26)	(298)	(226)	(343)
Mineral properties, plant and equipment	(7,808)	(4,740)	(13,880)	(8,994)
Proceeds from disposal of mineral properties, plant and equipment	69	-	86	-
Restricted cash	-	(9)	-	45
Net cash used in investing activities	(7,765)	(5,047)	(14,020)	(9,292)

Cash flows from financing activities:
Repayment of capital lease obligations	(63)	(74)	(117)	(210)
Repayment of promissory notes	-	(355)	-	(448)
Repayment of convertible loan notes	-	-	-	(61)
Proceeds from exercise of options	-	522	322	1,914
Proceeds from exercise of warrants	-	1,971	-	3,552
Issuance of shares for cash, net of issue costs	-	22,500	-	22,500
Net cash from (used in) financing activities	(63)	24,564	205	27,247

Effect of foreign currency translation on cash	(124)	(92)	324	(75)

Increase (decrease) in cash and cash equivalents	(11,647)	21,594	(10,762)	22,793
Cash and cash equivalents, beginning of period	40,322	15,166	39,437	13,967
Cash and cash equivalents, end of period	$28,675	$36,760	$28,675	$36,760